Mail Stop 4561   May 23, 2008

Duane Bennett, President
Montgomery Real Estate Service, Inc.
c/o Lessard Property Management, Inc.
191 Chestnut Street
Springfield, MA 01103

> **Re: Montgomery Real Estate Service, Inc.**
> **Form 10**
> **Filed May 13, 2008**
> **File No. 000-53146**

Dear Mr. Bennett:

      We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

      Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Registration Statement

1.   We note your response to comment 7 of our letter. You indicate that the
company's address is: "Media Group South, Inc., c/o Lessard Property
Management, Inc., 191 Chestnut Street, Springfield, MA 01103." It appears that
the first line should be revised to "Montgomery Real Estate Service, Inc." Please
advise or revise.

Overview of our Market Area, page 3

2.   We note your response to comments 12 and 17 of our letter. In your response, you
       state that you have provided supporting materials. To date, we have not received
       the supporting materials. Please provide supporting materials for all quantitative
       and qualitative business and industry date used in the registration statement and
       clearly mark the specific language in the supporting materials that supports each
       statement.

Our Plan to Acquire other Rental Properties, page 4

3.   We note your response to comment 13 of our letter. In your response letter, you
       disclose that you have no plans to renovate and resell properties. However, your
       disclosure on page 4 indicates that you intend to purchase real estate and use the
       proceeds from reselling the real estate to pay operating costs for the next 12
       months. As you do not intend to resell properties within 12 months, please revise
       your disclosure to eliminate this statement, and clearly disclose that you hope to
       pay operating costs over the next 12 months using revenues from property rentals.

Purchase Procedures, page 4

4.   We note your response to comment 15 of our letter. In your response, you indicate
       that an appraisal was not done for the Front Street Property. It appears that the
       Front Street Property was acquired for consideration of $100 and the assumption
       of the mortgages encumbering this property. Please add a risk factor to address
       that no appraisal was conducted on this property and that the value of the property
       may be worth less than the consideration provided.

Risk Factors, page 6

5.   We note your response to comment 19 of our letter. In the risk factor, you state
       that you have not conducted an independent title examination on your property at
       242 Front Street. Your property appears to be located at 472 Front Street. Please
       revise to address this discrepancy.

6.   We note your response to comment 21 of our letter. In your response you address
       the liability of your tenants if their guests are injured on your property, the
       potential bankruptcy of the tenants, and the impact on you if your tenants are
       unable to pay rent due to bankruptcy. Please revise the heading of this risk factor
       to address this risk. Additionally, if applicable, please add a risk factor to address
       your potential liability to your renters and their guests in the event one of them is
       hurt on your property.

Our Management may have possible conflicts… page 6

7.   We note your response to comment 22 of our letter. Please disclose Mr. Bennett's holding period prior to sale and the type of consideration paid other than amounts funded by the mortgages.

We have incurred losses… page 7

8.   Please revise your cash flows from operations to reflect that it is negative.

Liquidity and Capital Resources, page 8

9.   Please provide more detailed disclosure regarding the increase of over $29,000 in amounts due from an affiliate, including identifying the affiliate and the nature of the amount.

Securities Ownership of Certain Beneficial Owners and Management, page 9

10.   In footnote 3, please disclose that Mr. Bennett controls the voting and dispositive power for the shares held by the Northeast Nominee Trust.

11.   We note your response to comment 28 of our letter. We note in your response that Mr. Bennett did not own any shares of Front Street First Corporation. Further, we note that exhibit 2 indicates that the shareholders of Front Street voted to be acquired by Montgomery and that there were 1,000,000 shares outstanding at the time of the share exchange. Please disclose the Securities Act exemption relied upon in connection with this transaction and the basis for such reliance.

12.   In exhibit 2, it states that Northeast will retire 22,000,000 shares of common stock and receive 2,200,000 shares of preferred stock. Please add a footnote, if applicable, to disclose that the 22,000,000 shares listed in the table are issuable upon the conversion of 2,200,000 shares of preferred stock held by Northeast.

Directors and Executive Officers, page 10

13.   We note your response to comment 29 of our letter. We further note that Mr. Bennett, as the sole trustee, appears to control the voting power of the shares held in the trust. Therefore, please add disclosure in this section that Mr. Bennett will elect your directors and officers or provide us an analysis of why you do not believe he has such power.

Certain Relationships and Related Transactions, page 11

14.   We note your response to comment 32 of our letter. In your disclosure on page
        11, you state: "We have a policy in place whereby we require the board of
        directors' approval for material related party transactions." Please clarify that Mr.
        Bennett, as sole director, may approve all material related party transactions,
        including transactions in which he is a party. Alternatively, please provide a legal
        analysis, based on Nevada law, explaining why the approval of some other party
        would be required in a related party transaction with Mr. Bennett.

Common and Preferred Stock, page 12

15.   In this section, you state that you are authorized to issue 175,000,000 shares of
        common stock. On page 1, you state we are currently authorized to issue
        275,000,000 shares of common stock. Please revise to correct this discrepancy.

Exhibits

16.   We note your response to comment 43 and that you have provided the assumption
        agreement regarding one mortgage. However, you did not provide an exhibit that
        reflects Montgomery's obligations under the second mortgage. Please advise.

17.   In Exhibit 3.3, you make reference to Exhibit A. Please re-file Exhibit 3.3 and
        include Exhibit A to Exhibit 3.3.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

Duane Bennett, President
Montgomery Real Estate Service, Inc.
May 23, 2008
Page 5

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron at (202)551-3439 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202)551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

Cc: Pat Demers (by facsimile)